UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RMD TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

749633 10 3
(Cusip Number)

September 19, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [    ] Rule 13d-1(b)

            [ X] Rule 13d-1(c)

            [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749633 10 3	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sichenzia Ross Friedman Ference LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ¨ (b) ¨
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 2,200,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,200,000
PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,200,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.01% based on 18,312,300 shares outstanding
12	TYPE OF REPORTING PERSON* CO

This Amendment No. 1 to Schedule 13G amends and replaces in its entirety the Schedule 13G filed with the Securities and Exchange Commission on June 25, 2007 (the “Original Schedule 13G).

Item 1 (a).	Name of Issuer: RMD Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1597 Alamo Road Holtville, California 92250

Item 2(a).	Name of Person Filing: Sichenzia Ross Friedman Ference LLP

Item 2(b).	Address of Principal Business Office or, if none, Residence: 61 Broadway, 32nd Floor New York, New York 10006

Item 2(c).	Citizenship: United States

Item 2(d).	Title of Class of Securities: Common Stock, no par value

Item 2(e).	CUSIP Number: 749633 10 3

Item 3.	Type of Person: If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c),check whether the person filing is a:

a.	[ ] Broker or dealer registered under Section 15 of the Act.

b.	[ ] Bank as defined in Section 3(a)(6) of the Act.

c.	[ ] Insurance company as defined in Section 3(a)(19) of the Act.

d.	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

a.	Amount Beneficially owned: 2,200,000

b.	Percent of Class: 12.01%

c.	Number of shares as to which person has:

(i) Sole power to vote or to direct the vote: 2,200,000

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,200,000

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or less of a Class: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SICHENZIA ROSS FRIEDMAN FERENCE LLP

October 26, 2007	By:	/s/ Richard A. Friedman
Richard A. Friedman
Managing Partner